1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
September 4, 2025	www.integraresources.com

INTEGRA ANNOUNCES ACCEPTANCE OF MINE PLAN OF OPERATIONS FOR DELAMAR PROJECT

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce that the updated Mine Plan of Operations ("MPO") for the DeLamar Project ("DeLamar" or the "Project") has been determined by the United States Bureau of Land Management ("BLM") to have met the content requirements of the United States Code of Federal Regulations ("CFR"), Title 43 Subpart 3809.

Highlights:

  The BLM's determination of administrative completeness is a critical step in permitting DeLamar and considers nearly three years of environmental baseline studies, initial engineering design, and mine plan optimization. Integra's description of mining and reclamation activities proposed for the Project will serve as the basis for the BLM's environmental review in accordance with the National Environmental Policy Act ("NEPA").
  The updated MPO was submitted to the BLM earlier in 2025 and underwent the initial completeness review as prescribed by the CFR. Integra worked closely with the BLM to address comments provided on the MPO to achieve this milestone for DeLamar.
  The updated MPO includes several refinements from prior iterations:
    Addresses agency comments and concerns.
    Prioritizes placement of mine features on previously disturbed ground and relocates select features to reduce potential for impacts to surface and water quality.
    Leverages the refining capacity of Integra's Florida Canyon Mine to reduce ore processing activities and associated electrical power demands at DeLamar.
    Incorporates Project updates as part of the ongoing Feasibility Study for DeLamar, which is expected to be announced in the fourth quarter of 2025.
  Key next steps include the BLM developing the Project schedule and publishing the Notice of Intent ("NOI"), which will allow for the commencement of work on the Environmental Impact Statement ("EIS"). The NOI step of the NEPA permitting process is crucial as it begins formal engagement with all cooperating governmental agencies and stakeholders.
  DeLamar is one of the few gold-silver development projects in the Western United States that will be actively advancing through the NEPA mine permitting process, demonstrating the significant scarcity value of the Project.
  Integra recently entered into a Relationship Agreement with the Shoshone-Paiute Tribes of the Duck Valley Indian Reservation (the "Shoshone-Paiute Tribes"), establishing a transformative and long-term partnership for the development of DeLamar. Refer to the news release here.

George Salamis, President, CEO and Director of Integra commented: "The acceptance of the updated MPO for DeLamar highlights the quality and scarcity value of the DeLamar Project. Incorporating several years of environmental baseline studies, initial engineering design, and descriptions of mining and reclamation activities, the acceptance of the refined MPO represents a major milestone on the path to permitting mining activities at DeLamar. This major permitting achievement, along with the recently announced Relationship Agreement with the Shoshone-Paiute Tribes, clearly demonstrate Integra's commitment to advancing DeLamar toward a production decision. The Company looks forward to continuing to work with the BLM through the NEPA process and remains committed to responsible mining practices, environmental protection, and serving community interests."

Next Steps

The BLM will publish the NOI in the Federal Register to notify government agencies and the general public about the proposed actions at DeLamar. The NOI is a formal announcement of intent to prepare an EIS as defined by NEPA. The NOI is followed by a public scoping process, which includes engagement with federal, state, and local agencies as well as the general public to determine the issues and concerns associated with the Project. Once the Project has undergone agency and public scoping, an EIS document will be prepared.

The EIS process includes an analysis of potential environmental effects from Project implementation on resources including air, water, wildlife habitat, land use, Native American concerns, socio-economic, visual resources, cultural resources, vegetation, soils, recreation, range resources, and potential risks to human health. It also evaluates reasonable alternatives to the proposed action to minimize adverse effects and prevent undue degradation.

Throughout the EIS process, the Company will continue work on various permits, several of which are required to be in place prior to construction, including a groundwater Point of Compliance Permit to protect beneficial use of groundwater, Idaho Pollution Discharge Elimination System Permit to determine appropriate surface water discharge quality criteria for treated industrial wastewater, a Cyanidation Permit, an Air Quality Permit to Construct, as well as Section 404 of the Clean Water Act with the U.S. Army Corps of Engineers.

The Company continues to engage with Tribal Nations as it advances towards the initiation of the Programmatic Agreement ("PA") process. The PA is a formal document established between the Company, governmental agencies, and Tribal Nations. The PA includes framework for identifying, managing, and mitigating any potential impacts on culturally sensitive areas or historical sites.

DeLamar Project Overview

The past producing DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver deposits, is located in Owyhee County in southwest Idaho. Since acquiring the Project in 2017, the Company has demonstrated significant resource growth and conversion while providing robust economic studies in its maiden Preliminary Economic Assessment and Pre-feasibility Study. The Company expects to announce the results of an updated Feasibility Study in the fourth quarter of 2025. The most recent technical report is available on the Company's website and has been filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

About Integra

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward Looking Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and in applicable United States securities law (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the anticipated timing, scope and outcomes of the NEPA process, including the publication of the NOI and preparation of the DEIS and EIS for the DeLamar Project; the timing, scope and results of the planned Feasibility Study for the DeLamar Project; expectations regarding permitting; the potential development of the DeLamar Project and related infrastructure; anticipated engagement with governmental agencies, Tribal Nations, stakeholders and communities; the anticipated benefits and impacts of the Mine Plan of Operations; the benefits of the Relationship Agreement with the Shoshone-Paiute Tribes; and the future financial or operating performance of the Company and its projects. Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the Company's ability to complete its planned exploration and development programs; the absence of adverse conditions at the Projects; satisfying ongoing covenants under the Company's loan facilities; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Projects economic, as applicable; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's public disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's Annual Information Form dated March 26, 2025 for the fiscal year ended December 31, 2024, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra's Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure referred to in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information referred to in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.